October 13, 2015

VIA EDGAR TRANSMISSION

Laura Riegel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Riegel:

On July 30, 2015, the Registrant, on behalf of its series, the Absolute Capital Asset Allocator Fund and the Absolute Capital Defender Fund (each a “Fund” and, together, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on September 11, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff and that conforming changes will be made to the Prospectus and SAI in response to these comments. Please include Tandy Representations in your response letter.

Response. The Registrant confirms that all material information will be included in an amendment to the Registration Statement, that conforming changes will be made to the Prospectus and SAI in response to these comments, and notes that the Tandy Representations are included below.

Prospectus:

Fund Summaries

Comment 2. The footnotes to the fee table do not correspond to the correct line items in the table. Please correct this. Please also revise the parenthetical in footnote 3 for clarity.

Response. The Registrant has corrected the footnote tags in the fee table. The Registrant has revised footnote 3 as follows:

“The Fund's adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until ~~[_____]~~January 31, 201~~7~~8, to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (exclusive of certain fees and expenses) ~~any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the adviser))~~ will not exceed 1.95%, 1.70% and 2.95% of average daily net assets attributable to Class A, Institutional Class and Investor Class shares, respectively. The agreement excludes any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the adviser) from the expense limitation. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fiscal year end during which the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits. These agreements may be terminated only by the Trust’s Board of Trustees, on 60 days’ written notice to the Fund's adviser.”

Comment 3. In “Principal Investment Strategies” for the Absolute Capital Asset Allocator Fund, please describe the Adviser’s security selection process in plain English. In “Principal Investment Strategies” for the Absolute Capital Defender Fund, please describe when the Adviser uses the defensive strategy in plain English.

Response. The Registrant believes the disclosure is already in plain English. However, the Registrant has added disclosure to clarify by way of an example the security selection process and defensive strategy.

Comment 4. Please confirm whether the Funds invest in derivatives as a principal strategy. If it will, please also confirm that the Fund considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

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Response. The adviser has confirmed to the Registrant that the Funds will not invest in derivatives as a principal strategy.

Comment 5. In “Principal Investment Risks,” consider adding the additional risk disclosure from the item 9 Underlying Funds Risk to the item 4 Underlying Funds Risk. Please also consider paring down the mutual funds sub-risk.

Response. The Registrant has not revised the item 4 Underlying Funds Risk as the item 4 risk is intended as a summary of the risks associated with investing in underlying funds. The Registrant believes the current item 4 risk disclosure is an adequate summary of the risk. The Registrant has revised the mutual funds sub-risk as follows:

“Mutual Fund Risk: The strategy of investing in Underlying Funds that are mutual funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of mutual fund shares by the Fund may prevent the Fund from allocating its investments in the manner the adviser considers optimal. The Fund intends to purchase mutual funds that are either no-load or waive the sales load for purchases made by the Fund. The Fund will not purchase mutual funds that charge a sales load upon redemption, but the Fund may purchase mutual funds that have an early redemption fee similar to the Fund’s. In the event that a mutual fund charges a redemption fee, then you will indirectly bear the expense by investing in the Fund. ~~Mutual funds whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the mutual fund's outstanding shares during any period of less than 30 days. Shares held by the Fund in excess of 1% of a mutual fund's outstanding shares therefore, may be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund's total assets. This liquidity risk is reduced, however, as many of the mutual funds in which the Fund may invest have a policy of not taking advantage of this 1% threshold and, in fact, go so far as to encourage frequent purchases and redemptions of any size. In addition, c~~Certain mutual funds have exemptive orders in place that allow the Fund to own up to 25% of the assets of said fund. When the Fund focuses its investments in certain mutual funds, the Fund’s portfolio will have a risk profile for such investments that will correspond to that of such mutual funds and Management Risk, described above, increases proportionately.”

SAI:

Comment 6. Please clarify in the introduction to “Investments and Risks” which items are principal and which are non-principal investments of the Funds.

Response. The Registrant believes the introduction is already clear in that it already cross references the prospectus for all principal strategies.

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Comment 7. Please confirm supplementally that, if the Funds will write credit default swaps, that the Fund will cover the full notional value with cash or liquid securities.

Response. The Fund will segregate assets with respect to its derivative positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the staff’s related no-action letters and other published staff interpretations.

Comment 8. In the trustee tables, please include Northern Lights Fund Trust IV in the footnotes regarding the fund complex.

Response. The Registrant has revised the disclosure as requested.

Comment 9. Please update the trustee compensation table to include the Trustees ownership in both Funds and to clarify that the Funds were not in operation as of the date shown.

Response. The Registrant has revised the disclosure to clarify that the Funds were not yet in operation.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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